FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                              For December 3, 2002



                           AES DRAX HOLDINGS LIMITED

                                  18 Parkshot
                                    Richmond
                                 Surrey TW9 2RG
                                    England
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                         Form 40-F
                         ---                                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                            No  X
                         ---                           ---

                           AES DRAX HOLDINGS LIMITED


INDEX

Item
----
1. Second Supplemental Indenture between the Registrant and The Bank of New York, as Trustee to the Indenture between the Registrant and The Bank of New York, as Trustee

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            AES DRAX HOLDINGS LIMITED


Date:  December 3, 2002                    By: /s/ John Turner
                                               -------------------------------
                                               Name:  John Turner
                                               Title: Director



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


                                                                        ITEM 1.




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                         SECOND SUPPLEMENTAL INDENTURE

                                  by and among

                           AES DRAX HOLDINGS LIMITED,
                                   as Issuer

    AES DRAX POWER LIMITED, AES DRAX LIMITED, AES DRAX ELECTRIC LIMITED, AES DRAX ACQUISITION LIMITED, and AES DRAX FINANCING LIMITED, as Guarantors

                                      and

                             THE BANK OF NEW YORK,
                                   as Trustee

                         Dated as of November 26, 2002

                         to the Indenture by and among

                           AES DRAX HOLDINGS LIMITED,
                                   as Issuer

               AES DRAX POWER LIMITED, AES DRAX LIMITED, AES DRAX
          ELECTRIC LIMITED, AES DRAX ACQUISITION LIMITED, and AES DRAX
                               FINANCING LIMITED,
                                 as Guarantors

                                      and

                             THE BANK OF NEW YORK,
                                   as Trustee

                           Dated as of August 2, 2000

             (pound)200,000,000 9.07% Senior Secured Bonds due 2025
               $302,400,000 10.41% Senior Secured Bonds due 2020


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


                               TABLE OF CONTENTS

                               -----------------

                                                                           PAGE
                                                                           ----

                                   ARTICLE 1
                                  DEFINITIONS

Section 1.01.  Definitions of Terms..........................................2

                                   ARTICLE 2
                          AMENDMENTS TO THE INDENTURE

Section 2.01.  Minimum Insurance Requirements................................3

                                   ARTICLE 3
                      CONDITIONS PRECEDENT; EFFECTIVENESS

Section 3.01.  Effectiveness.................................................3

                                   ARTICLE 4
                                 MISCELLANEOUS

Section 4.01.  Ratification of Base Indenture; Second Supplemental Indenture
               Controls .....................................................3
Section 4.02.  Trustee Not Responsible for Recitals..........................3
Section 4.03.  Governing Law.................................................3
Section 4.04.  Severability..................................................4
Section 4.05.  Counterparts..................................................4

     SECOND SUPPLEMENTAL INDENTURE dated as of November 26, 2002 (the "Second Supplemental Indenture") among AES DRAX HOLDINGS LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 92144) (the "Issuer"), AES DRAX POWER LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 03618559) ("Drax Power Limited"), AES DRAX LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 91616) ("Drax Limited"), AES DRAX ELECTRIC LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 102237) ("Drax Electric"), AES DRAX ACQUISITION LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 3834878) ("Drax Acquisition") and AES DRAX FINANCING LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 3834874) ("Drax Financing," and together with Drax Power Limited, Drax Limited, Drax Electric and Drax Acquisition, the "Guarantors"), and THE BANK OF NEW YORK, a New York banking corporation, as trustee (the "Trustee") under the Indenture dated as of August 2, 2000 and supplemented as of February 25, 2002, among the Issuer, the Guarantors and the Trustee, as from time to time supplemented or amended (the "Base Indenture" and together with this Second Supplemental Indenture, the "Indenture").

     WHEREAS, the Issuer, the Guarantors and the Trustee executed and delivered the Base Indenture to provide for the issuance of the Issuer's
(pound)200,000,000 9.07% Senior Secured Bonds due 2025 and $302,400,000 10.41%
Senior Secured Bonds due 2020 (together the "Senior Bonds");

     WHEREAS, Article 9 of the Base Indenture provides that the Issuer, when authorized by or pursuant to a resolution of its Board of Directors, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture to, among other things, make any changes to the Minimum Insurance Requirements permitted to be made under the Indenture;

     WHEREAS, the Issuer, the Guarantors and the Trustee deem it advisable to enter into this Second Supplemental Indenture for the purpose of making changes to the Minimum Insurance Requirements pursuant to Section 4.32(b) of the Base Indenture;

     WHEREAS, the Issuer and the Guarantors have duly authorized the execution and delivery of this Second Supplemental Indenture and requested that the Trustee execute and deliver this Second Supplemental Indenture, and all conditions and requirements necessary to make this Second Supplemental Indenture a valid and binding instrument in accordance with its terms have been performed and fulfilled by the parties hereto.

     NOW THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the premises, it is mutually agreed, for the equal and proportionate benefit of all Holders, as follows:

                                   ARTICLE 1
                                  DEFINITIONS

     SECTION 1.01. Definitions of Terms. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

     (a) a term defined in the Base Indenture and not otherwise defined herein has the same meaning when used in this Second Supplemental Indenture;

     (b) unless otherwise specified, a reference to a Section or Article is to a Section or Article of this Second Supplemental Indenture;

     (c) headings are for convenience of reference only and do not affect interpretation; and

     (d) the following term has the meaning given to it in this Section 1.01(d) and shall have the meaning set forth below for purposes of this Second Supplemental Indenture and the Base Indenture as it relates to the amendments hereunder:

     "Minimum Insurance Requirements" means all contracts and policies of insurance and reinsurance taken out in accordance with the requirements of the Original Bond Documents as in effect on the date of this Indenture, as such requirements may be amended from time to time in accordance with Section 4.32(b) of the Base Indenture, except that for purposes of this Indenture:

          (i) the Maximum Deductible referred to in Part 1, paragraph 1 of Exhibit A to The Fourth Schedule (Insurances) to the Original Bond Trust Deed shall not exceed (pound)5,000,000 each and every loss and shall not be subject to an annual aggregate deductible;

          (ii) the Minimum Sum Insured required by Part 1, paragraph 1 of Exhibit A to The Fourth Schedule (Insurances) to the Original Bond Trust Deed shall be $1,000,000,000 in respect of Property (Material Damage) "All Risks" Insurance; and

          (iii) the Business Interruption Insurance referred to in Part 1, paragraph 2 of Exhibit A to The Fourth Schedule (Insurances) to the Original Bond Trust Deed shall not be required for a period of six months from November 27, 2002.


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


                                   ARTICLE 2
                          AMENDMENTS TO THE INDENTURE

     SECTION 2.01. Minimum Insurance Requirements. The Minimum Insurance Requirements under the Indenture are hereby amended pursuant to Section 4.32(b) of the Base Indenture as set forth in Section 1.01(d) above.

                                   ARTICLE 3
                      CONDITIONS PRECEDENT; EFFECTIVENESS

     SECTION 3.01. Effectiveness. This Second Supplemental Indenture shall become effective as of the date written above upon receipt by the Trustee of:

     (a) a letter from the Insurance Consultant confirming that (i) the Minimum Insurance Requirements as set forth in the Original Bond Documents as in effect on the date of the Base Indenture are no longer available on commercially reasonable terms and (ii) the proposed amendments of the Minimum Insurance Requirements are reasonable having regard for Good Industry Practice; and

     (b) duly executed counterparts of this Second Supplemental Indenture signed by the Issuer, the Guarantors and the Trustee.

                                   ARTICLE 4
                                 MISCELLANEOUS

     Section 4.01. Ratification of Base Indenture; Second Supplemental Indenture Controls. The Base Indenture, as supplemented by this Second Supplemental Indenture, is in all respects ratified and confirmed, and this Second Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided. The provisions of this Second Supplemental Indenture shall supersede the provisions of the Base Indenture to the extent the Base Indenture is inconsistent herewith.

     Section 4.02. Trustee Not Responsible for Recitals. The recitals herein contained are made by the Issuer and the Guarantors and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Second Supplemental Indenture.

     Section 4.03. Governing Law. This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New


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


York, without regard to its principles of conflicts of laws, except that the authorization and execution of this Second Supplemental Indenture shall be governed by the respective jurisdictions of organization of the Issuer, the Guarantors and the Trustee, as the case may be.

     Section 4.04. Severability. If any provision in the Base Indenture or this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     Section 4.05. Counterparts. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this Second Supplemental Indenture.


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


     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

                                    AES DRAX HOLDINGS LIMITED,
                                      as Issuer

                                    By: /s/ Garry Levesley
                                        ----------------------------------------
                                        Name:  Garry Levesley
                                        Title: Director


                                    AES DRAX POWER LIMITED,
                                      as Guarantor

                                    By: /s/ Garry Levesley
                                        ----------------------------------------
                                        Name:  Garry Levesley
                                        Title: Director


                                    AES DRAX LIMITED,
                                      as Guarantor

                                    By: /s/ Garry Levesley
                                        ----------------------------------------
                                        Name:  Garry Levesley
                                        Title: Director


                                    AES DRAX ELECTRIC LIMITED,
                                      as Guarantor

                                    By: /s/ Garry Levesley
                                        ----------------------------------------
                                        Name:  Garry Levesley
                                        Title: Director

                                    AES DRAX ACQUISITION LIMITED,
                                      as Guarantor

                                    By: /s/ Garry Levesley
                                        ----------------------------------------
                                        Name:  Garry Levesley
                                        Title: Director


                                    AES DRAX FINANCING LIMITED,
                                      as Guarantor

                                    By: /s/ Garry Levesley
                                        ----------------------------------------
                                        Name:  Garry Levesley
                                        Title: Director


                                    THE BANK OF NEW YORK, as Trustee

                                    By: /s/ Trevor Blewer
                                        ----------------------------------------
                                        Name:  Trevor Blewer
                                        Title: Vice President


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